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Jon Carmen

Co-Founder and CEO at SimpleFund

Buffalo/Niagara, New York Area

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SimpleFund

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500+ connections

Serial Entrepreneur - 20 Years of Ad Tech, eCommerce, Digital Media, Mobile, and Software Start-ups.

AdAge Looking Ahead After the FTC Workshop on Native...

Activity

841 followers

Affiliate marketing IS advertising

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Hi Anastasiya - Sent you a DM

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Experience

Co-Founder and CEO

SimpleFund

Oct 2016 – Present · 2 yrs 1 mo
Williamsville, NY

SimpleFund (GetSimpleFund.com) is a modern solution to fundraising, designed to replace candy bar sales, popcorn sales, and car washes. SimpleFund allows anyone with a smartphone and a few minutes to spare, the ability to raise money for any non-profit, without having to buy anything, sell anything or ask anyone for money.

SimpleFund Leads is a Blackbaud Partner with a direct integration into Raiser's Edge NXT

SimpleFund connects brands and regional and national non-profits with passionate... See more

SimpleFund - Simple, Free, Mobile...

Senior Vice President of Operations



Adiant

Jan 2008 – Oct 2016 · 8 yrs 10 mos
Williamsville, NY

Investor, First Employee, First Executive. Built platform from the ground up. Pre-revenue to profitability. P&L Responsibility, Overseeing Product Development, Sales, Marketing, Adops,

Hiring and Account Management.

... See more

 **Founding Member**

DealOn

Sep 2009 – Feb 2011 · 1 yr 6 mos
Somerville, NJ

DealOn grew out of the team that built the Adblade Native Ad Platform and was quickly spun off into its own company. DealOn was a "daily deal" e-commerce company similar to Groupon offering discounts from local businesses to consumers across the US. ReachLocal (RLOC) acquired DealOn one year after launch with 300,000 registered users in 20 regional markets.

 **Director - Agency Relations**

Pulse360

Jan 2003 – Sep 2007 · 4 yrs 9 mos
Getzville, NY

Ad Tech...

 **Founder**

Stringthis.com

1998 – 2002 · 4 yrs
Brighton, MA

Founded in 1998 during the height of the Internet frenzy, Stringthis.com was run part-time, as a small profitable company till May of 2001. At this point Stringthis.com became a full time endeavor. I grew the company 400% in 6 months. By March 2002 I successfully negotiated the sale of Stringthis.com (100% buy out) to Internet Music Ventures, LLC.

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Skills & Endorsements

Email Marketing · 19

 Endorsed by **5 of Jon's colleagues at Adiant**

Strategic Partnerships · 15

 Endorsed by **Charles Harman, who is highly skilled at this**

 Endorsed by **2 of Jon's colleagues at Adiant**

PPC · 10

Mark Ailsworth and 9 connections have given endorsements for this skill

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Recommendations

Received (2)   Given (6)


Rich Arzaga, CFP®, CCIM, CLTC®, CDFA®
Our Clients' Most Valued Asset®. Honored Adjunct-Professor, UC Berkeley Personal Financial Planning.
June 23, 2008, Jon worked with Rich in the same group

Jon is a terrific guy, and one of the most creative, flexible, and enterprising colleagues I have had the opportunity to work with. He grasps concepts quickly, is good at getting to the drivers and financial models efficiently, and has had some great experience creating, building, and selling small businesses. He succeeds without much fanfare but with great respect of his coworkers.


Chris O'Rourke
Director of Ad Sales at Synacor
April 14, 2008, Chris managed Jon directly

If your looking for the right guy for a start-up or long term established company in the Internet world, Jon is the guy you need. His extensive knowledge of the industry as a whole, combined with his knowledge of clients needs in every vertical, Jon can guide a business to the forefront in the online space. He was responsible for introducing new avenues and new advertising models to some of the largest agency and brand advertisers online and work with them to build both our business and grow their online presence and customer acquisitions. An upstanding professional, Jon is an outstanding addition to any organization.

